Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

April 11, 2014

VIA EDGAR

James O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          FS Energy and Power Fund II (File No. 377-00491)

Dear Mr. O’Connor:

On behalf of FS Energy and Power Fund II (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated March 14, 2014 regarding the Company’s Draft Registration Statement on Form N-2 (File No. 377-00491) (the “Draft Registration Statement”) and the prospectus included therein (the “Prospectus”).  For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

We also describe below the changes that we have made in response to the Staff’s comments in the Company’s Registration Statement on Form N-2 (the “Registration Statement”) filed by the Company with the Commission on April 11, 2014, which amends the Draft Registration Statement.  The Company will also provide the Staff courtesy copies of the Registration Statement as-submitted and marked to reflect changes from the Draft Registration Statement.

Outside Front Cover

1.             The disclosure states that “we intend to conduct a private placement of our common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO.”  Please identify, where appropriate, any members of the Fund’s board or any affiliated persons of FSEP II Advisor and GSO, other than Messrs. Forman and

Adelman, who have committed to purchase Fund shares.  Otherwise please disclose that no others have currently committed to invest in the Fund.

The Company respectfully submits that no members of the Company’s board of trustees or any affiliated persons of FSEP II Advisor, LLC (“FSEP II Advisor”) and GSO Capital Partners, LP (“GSO”), other than Messrs. Forman and Adelman, have currently committed to purchase common shares of the Company.  However, in response to the Staff’s comment, the Company hereby agrees to revise the disclosure in the Prospectus to identify, where (and when) appropriate, any members of the Company’s board or any affiliated persons of FSEP II Advisor and GSO who have committed to purchase common shares in the private placement.

2.             The following statement is included on page 84 of the prospectus:

If you are able to sell your shares before they are listed on an exchange, it is likely that you will receive less than you paid for them.

Please also include this statement as the sixth bullet in the lists on the front cover, on page 6 of the prospectus, and immediately preceding the signature line on the subscription agreement.

In response to the Staff’s comment, the Company has included the above referenced statement in substantially the form requested by the Staff as the sixth bullet in the list on the front cover of the Prospectus included in the Registration Statement, on page 6 of the Registration Statement and immediately preceding the signature line on the subscription agreement included as Appendix A to the Prospectus.

FS Energy and Power Fund

3.             The disclosure on page 1 states that “[o]ur investment policy is to invest, under normal circumstances, at least 80% of our total assets in securities of energy and power, or Energy, companies.”  We note that the proposing release to Rule 35d-1 specifically rejected the “total assets” approach of the previous 65% rule in favor of using net assets, plus borrowings for investment purposes.  See the Proposing Release for Rule 35d-1, IC 22530 (Feb. 27, 1997).  Rule 35d-1(d)(2) under the Investment Company Act of 1940 requires the Fund to “invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes,” in securities of energy and power companies.  Please confirm to us that the Fund will at all times be in compliance with the Requirements of Rule 35d-1.

The Company hereby confirms that the Company will at all times be in compliance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Risk Factors

4.             Please provide a brief definition of the term “middle market companies,” which appears in the 10th bullet.

In response to the Staff’s comment, the Company has revised the 10th bullet on page 7 of the Registration Statement to include a brief definition of the term “middle market companies”.

5.             The 22nd bullet states:

[I]t is possible that a portion of the distributions that we make will represent a return of capital to you for tax purposes.  A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities.

This statement refers to two different kinds of distributions as if they are synonymous.  A return of an investor’s paid-in, or invested, capital would, in fact, be a “return of capital for tax purposes” in that it reduces the investor’s tax basis in his or her shares and any amount realized above that adjusted basis will be taxed as a capital gain.  Nevertheless, the term “return of capital for tax purposes” is normally used only to describe a distribution out of a company’s earnings and profits that is offset by tax-deductible expenses, typically including accelerated depreciation in the case of energy MLPs.  Any amount realized over adjusted basis on the sale of the investment will be reported to investors as ordinary income, to the extent of previous distributions that were reported as a “return of capital for tax purposes.”  Please delete the phrase “for tax purposes” in the quoted statement.

In response to the Staff’s comment, the Company has deleted the phrase “for tax purposes” in the quoted statement referenced above by the Staff.

Suitability Standards

6.             Please disclose the standards that the Fund uses to determine that a potential investor “can reasonably benefit from…is able to bear the economic risk of…and has apparent understanding of the fundamental risks of” an investment in the Fund.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Registration Statement to reflect that the Company relies on the representations and other information provided by potential investors in the subscription agreement completed and signed  by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which the Company distributes its common shares, in determining whether such potential investors meet the Company’s suitability standards.

Plan of Distribution

7.             The disclosure, in the last paragraph of the subsection, states that “[p]rior to satisfying the minimum offering requirement, you should make your check payable to [the escrow agent].”  Because an investor is unlikely to be able to determine on his or her own whether the “minimum offering requirement” has been satisfied, the sentence should be clarified to state, for example: “If the Fund has not yet satisfied the minimum offering requirement, you will be directed to make….”

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Registration Statement as requested by the Staff.

Share Repurchase Program

8.             The distribution reinvestment program’s use of an “opt-in” default option is likely to reduce the proceeds that the Fund will receive from the sale of its common shares under the distribution reinvestment plan, as compared to using an “opt-out” default option.  Please disclose the result that the Fund’s use of the opt-in default option may contribute to the illiquidity of the Fund’s shares because repurchases will be limited to the proceeds from the distribution reinvestment plan.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Registration Statement substantially as requested.

Distributions

9.             The disclosure states:

During certain periods, our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions we make will represent a return of capital for tax purposes.

Consistent with our previous comment, we note that the term “a return of capital for tax purposes” does not normally refer to a distribution in excess of earnings and profits.  To avoid confusion, please refer to distributions in excess of earnings and profits as distributions of paid-in capital or returns of shareholder’s invested capital.

Consistent with the changes requested in the Staff’s Comment 5 above, the Company has revised the disclosure to remove the reference to “for tax purposes.”  However, the Company respectfully submits that it has previously added disclosure to make clear that a “return of capital” in this context generally represents return of a shareholder’s investment rather than a return of earnings or gains derived from the Company’s investment activities.  The Company respectfully directs the Staff’s attention to the following sentence, which appears immediately after the disclosure highlighted by the Staff in this comment:

“A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor.”

However, as noted in the Prospectus, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital to the Company, in certain circumstances, a portion of the Company’s distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund the Company’s distributions to shareholders. Such “return of capital” distributions do not represent a refunding of a shareholder’s investment or a distribution from borrowings of the Company, but rather a pass through of what are essentially gains on investments that are treated for tax purposes as a return of capital.

Fees and Expenses

10.          Please confirm to us that the hypothetical expense example takes into account 1.5% of the assumed offering expenses and a sales load of 10%.

The Company hereby confirms that the hypothetical expense example takes into account 1.5% of the assumed offering expenses and a sales load of 10%.

Compensation of the Dealer Manager and the Investment Adviser

11.          The disclosure indicates that all or a portion of the 3.0% dealer manager fee from this offering may be re-allowed to selected broker-dealers.  However, the subsection “Compensation of Dealer Manager and Selected Broker-Dealers,” on page 154, states: “The maximum aggregate amount of the reallowances of the 3.0% dealer manager fee will be 1.5% of the gross proceeds from common shares sold in this offering.”  Please conform the disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure in the Registration Statement to provide that all or portion of the 3.0% dealer manager fee from the offering may be re-allowed to selected broker-dealers, up to a maximum aggregate amount for all broker-dealers of 1.5% of the gross proceeds from common shares sold in the offering.

Risks Related to Our Business Structure

12.          The second and third subsections (“Price declines in the large corporate leveraged loan market…” and “Economic activity in the United States was adversely impacted by the global financial crisis of 2008…”) should be updated.  In addition, these two subsections, as well as the fourth (“The downgrade of the U.S. credit rating and the economic crisis in Europe…”) describe macro-economic risks.  Such general risk disclosure should not come before the subsections that describe the specific risks of the Fund’s “business and structure.”  Please relocate these three subsections so that they follow the specific risks of the Fund’s business and structure.

In response to the Staff’s comment, the Company has updated the risk factors referenced by the Staff.  In addition, as requested by the Staff, the Company re-ordered the risk factors to move the general risk disclosure after the risk factors in the referenced Section that describe specific risks of the Company’s business and structure.

Federal Income Tax Risks

13.          The disclosure states that “[h]istorically, a significant portion of income from MLPs has been offset by tax deductions.  As a result, this income has been significantly lower than cash distributions paid by MLPs.”  Please clarify and expand this description of the tax treatment of the MLP distributions paid to investors in the Fund.  We suggest that the description address the following issues:

a.                        To the extent the Fund distributes MLP income in excess of MLP net taxable income, it is referred to as a “return of capital for tax purposes” and is not subject to current income taxation.  The remainder of the same MLP distribution would be taxed at normal income tax rates.

b.                        Because they are dividends, the Fund’s distributions attributable to its MLP investments would not be treated as unrelated business taxable income by institutional investors and IRAs.  Although they are characterized as dividends, the Fund’s distributions attributable to its MLP investments are not eligible for the reduced rate on “qualified dividends.”

c.                         The return-of-capital portion of each distribution will reduce the Fund’s basis in its MLP investment.  If the Fund were to retain an MLP investment until its basis is reduced to zero, subsequent distributions would be taxable to investors in the Fund at ordinary income rates until all of the return-of-capital distributions are “recaptured.”  If the Fund sells an MLP investment, the return-of-capital distributions will be recaptured as ordinary income to the extent of any amount realized over the Fund’s adjusted basis in the MLP investment.

d.                        Because the Fund has elected tax treatment as a “regulated investment company” (“RIC”), no more than 25% of its total assets may be invested in MLPs.

e.                         It is a possibility that the Fund might have to send corrected “1099s” to investors after it receives its own “K-1” tax statements from the MLPs in late spring.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Registration Statement to clarify and expand the description of the tax treatment of the MLP distributions paid to the Company’s investors.

Distributions

14.          The “expense support and conditional reimbursement agreement” provides that “[i]f the Company terminates the “investment advisory and administrative services agreement with FS Advisor, the Company will be required to repay Franklin Square Holdings all reimbursements funded by Franklin Square Holdings within three years of the date of termination.”  Please explain to us why this reimbursement provision does not create a violation of Section 15(a)(3) of the Investment Company Act.

The Company respectfully submits that, pursuant to the expense support and conditional reimbursement agreement, the Company has a conditional obligation to reimburse Franklin Square Holdings, L.P. (“Franklin Square Holdings”) for any amounts funded by Franklin Square Holdings under this arrangement if, during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, certain conditions are met.  The reimbursement obligation and the relevant survival period will survive any termination and continue pursuant to the terms of the expense support and conditional reimbursement agreement.  Therefore, the Company will continue to have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings prior to such termination within three years of the date on which such amounts were funded.  There will be no acceleration or increase of such repayment obligation at termination.  Accordingly, the reimbursement provision does not create a penalty that would violate Section 15(a)(3) of the Investment Company Act.

Discussion of the Company’s Expected Operating Plans

15.          The disclosure, on page 69-70, indicates that the Fund may invest in syndicated leveraged loans, including as an anchor participant.  Please disclose the percentage of the Fund’s assets that it is anticipated will be invested in syndicated loans.  To what extent is it anticipated that the Fund will invest in leveraged loans originated by GSO?

The Company’s investment objectives and strategy are to generate current income and long-term capital appreciation by making investments in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry.  As discussed in the Prospectus, the Company intends to accomplish its objectives by, among other things, making investments which it believes offer the best risk-adjusted returns.  The Company intends to maintain a flexible investment mandate that it believes will allow its portfolio to perform in a broad range of economic conditions.  Although the Company intends to focus its portfolio on direct originations and other core strategies, the Company will seek to allocate capital to syndicated loans, including in instances where it believes such securities have been misunderstood or mispriced by the market or the Company otherwise believes there is an opportunity to earn an attractive return on its investment. However, because the Company believes it to be in the best interests of its shareholders to maintain its investment flexibility, it does not expect to adopt a target amount or threshold of syndicated loans or leveraged loans originated by GSO to hold in its investment portfolio at any given time. Rather, the Company intends to invest opportunistically in securities that fall within the Company’s investment objectives and strategy, including syndicated loans and investments originated by GSO, where the Company believes there is potential to generate the best risk-adjusted returns. Accordingly, the Company respectfully submits that the disclosure of a percentage of the Company’s assets that the Company anticipates will be invested in these types of investments would be not be in the best interests of its investors.

About FS Energy and Power Fund

16.          Please provide us with the authority permitting the presentation of the “historical performance information” of the FS Energy and Power Fund.  Please identify specifically any no-action letters that you have relied upon as precedent for the presentation.  Please explain specifically how the presentation conforms to the terms and conditions of these no-action letters.  Assuming that a presentation of historical performance is otherwise permissible:

a.                        The historical performance of the FS Energy and Power Fund must be presented as the average annual total return for one year, three years, and since its date of inception.  (Performance may be presented in other formats if accompanied by this presentation.)

b.                        The total return must be presented net of sales load and offering expenses payable by investors, as well as management and incentive fees.

c.                         The cash distributions must be sourced according to whether they are attributable to earnings and profits, paid-in capital and borrowings, and temporary expense reductions subject to possible reimbursement.

The Company respectfully submits that, in providing the “historical performance information” of FS Energy and Power Fund (“FSEP”), the Company has relied on various no-action letters, including Growth Stock Outlook Trust, Inc. (pub. avail. Apr. 15, 1986), Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996), and Bramwell Growth Fund (pub. avail. Aug. 7, 1996) (“Bramwell”).  In certain of these letters, the Staff permitted investment companies to include performance information in their prospectuses for other accounts managed by their investment adviser with investment objectives, policies, and strategies substantially similar to those to be employed by the manager to the investment company.  The Bramwell letter involved the use of a portfolio manager’s prior performance with another account in an investment company’s prospectus.

The Company respectfully submits that the historical performance information of FSEP, as revised to reflect the Staff’s comments, will conform to the terms and conditions of these no-action letters, as applicable to the Company.  FSEP has substantially similar investment objectives, policies, and strategies, as well as substantially similar fees and expenses, as the Company, and is the only such account managed by FSEP II Advisor or its affiliates.  Also, because FSEP is a business development company, similar to the Company, it is subject to substantially similar investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act and the Internal Revenue Code of 1986, as amended, as the Company.  The Prospectus makes clear that the performance disclosure is that of FSEP, and that the Company’s “actual performance may differ significantly from the past performance of [FSEP].”  Additionally, the historical performance information of FSEP is not given greater prominence than disclosure regarding the Company.

Although the investment adviser to FSEP, FS Investment Advisor, LLC (“FS Advisor”), is not the investment adviser to the Company, each of FS Advisor and FSEP II Advisor is a subsidiary of Franklin Square Holdings, and FS Advisor is led by substantially the same personnel that form the investment and operations team of FSEP II Advisor.  Also, GSO serves as the investment sub-adviser to each of the Company and FSEP, and the same key personnel at GSO render services to both the Company and FSEP.  Three out of the four members of the Investment Committee of FS Advisor are members of the Investment Committee of FSEP II Advisor and the other member of FSEP II Advisor’s Investment Committee, Sean Coleman, provides investment advisory services to FSEP.  Because all investment decisions require the unanimous approval of the Investment Committee of the applicable investment adviser, no one member may make investment decisions.  Therefore, consistent with the Bramwell no-action letter, the Company respectfully submits that no persons other than the members of the Investment Committee of FSEP II Advisor played a significant part in achieving FSEP’s performance.

The General Instructions for Parts A and B of Form N-2 state that a registration statement may contain information not required by Form N-2 if the information is not incomplete, inaccurate or misleading and does not, because of its nature, quantity or manner of presentation, obscure or impede understanding of required information.  For the reasons cited above, the Company believes that the inclusion of FSEP’s historical performance information (as described in this response) would not be presented in a misleading manner, would not obscure or impede understanding of required information, and instead would be relevant and helpful to potential investors in the Company.  Therefore, the Company respectfully submits that the inclusion of the historical performance information is consistent with the no-action letters previously referenced, as well as the requirements of Form N-2, and therefore is permissible to include in the Prospectus.

As the Company believes that FSEP’s historical performance information is permissible, in response to the Staff’s comment, the Company also agrees that:

a.              In addition to any other performance formats, the historical performance of FSEP will be presented, to the extent applicable, as the average annual total return for one year, three years, and since its date of inception;

b.              The total return will be presented net of sales load and offering expenses payable by investors, as well as management and incentive fees; and

c.               The cash distributions will be sourced according to whether they are attributable to earnings and profits, paid-in capital and borrowings, and temporary expense reductions subject to possible reimbursement.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii)

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Gerald F. Stahlecker
Stephen S. Sypherd
FS Energy and Power Fund II